# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zenas BioPharma, Inc., CIK 0001953926
CUSIP: 98937L105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1000 Winter St., North Building, Suite 1200, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 10/09/2025
Amends the filing with accession number 0001104659-24-102046
Filed by CIK 0001953107
Persons authorized to receive notices and communications: James P. Boylan, Enavate Sciences, 106 W 56th Street, 8th Floor, New York, New York (NY), 10019, (332) 275-5551

## Reporting persons
- Enavate Sciences GP, LLC (CIK 0001953107): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,919,159; sole dispositive power 0; shared dispositive power 3,919,159; aggregate amount beneficially owned 3,919,159 (7.3% of the class)
- Zebra Aggregator, LP (CIK 0002037042): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,919,159; sole dispositive power 0; shared dispositive power 3,919,159; aggregate amount beneficially owned 3,919,159 (7.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Zenas BioPharma, Inc.
Address of issuer's principal executive offices: 1000 Winter St., North Building, Suite 1200, Waltham, Massachusetts (MA), 02451
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on September 23, 2024 (the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
October 2025 Private Placement

On October 9, 2025 (the "Closing Date"), the Issuer issued an aggregate of 6,261,893 shares of common stock to certain institutional investors at a price of $19.00 per share, and an aggregate of 48,918 shares of common stock to certain directors and officers of the Issuer at a price of $20.85 per share, in a private placement transaction (the "October 2025 Private Placement"). Zebra LP purchased 157,800 shares of common stock in the October 2025 Private Placement, for total consideration of $2,998,200, which was funded by the working capital of Zebra LP.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 42,110,313 shares of common stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025; (ii) 5,000,000 shares of common stock issued in a separate private placement on October 7, 2025, as reported by the Issuer in its Registration Statement on Form S-3 filed with the SEC on October 8, 2025; and (iii) 6,311,030 shares of common stock issued in the October 2025 Private Placement, as reported by the Issuer in its Registration Statement on Form S-3 filed with the SEC on October 8, 2025.

Zebra LP directly holds 3,919,159 shares of common stock. Enavate GP is the general partner of Zebra LP and shares voting and investment authority over the shares held by Zebra LP.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
October 2025 PIPE Registration Rights Agreement

In connection with the October 2025 Private Placement, on October 7, 2025, the Issuer entered into a Registration Rights Agreement (the "October 2025 Registration Rights Agreement") with the investors in the October 2025 Private Placement (the "October 2025 PIPE Investors"), pursuant to which the Issuer agreed to prepare and file, within 15 days of the Closing Date and subject to certain allowable delays, an initial registration statement (the "October 2025 PIPE Registration Statement") with the SEC to register for resale the shares issued in the October 2025 Private Placement. The Issuer has granted the October 2025 PIPE Investors customary indemnification rights in connection with the October 2025 Registration Rights Agreement. The October 2025 PIPE Investors have also granted the Issuer customary indemnification rights in connection with the October 2025 Registration Rights Agreement.

The foregoing description of the October 2025 Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the form of the October 2025 Registration Rights Agreement, the form of which is filed as Exhibit 99.2 and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13D filed with the SEC on September 23, 2024).

Exhibit 99.2 Form of Registration Rights Agreement, dated October 7, 2025 (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8- K (File No. 001-42270), filed on October 8, 2025).

## Signatures
- Enavate Sciences GP, LLC: /s/ James P. Boylan, By James P. Boylan, Manager (10/14/2025)
- Zebra Aggregator, LP: /s/ James P. Boylan, By: Enavate Sciences GP, LLC, its General Partner, By James P. Boylan, Manager (10/14/2025)